VIA EDGAR

March 14, 2025

Liz Packebusch and Laura Nicholson

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Clean Energy Technologies, Inc.

Amendment No. 4 to the Registration Statement on Form S-3

Filed on May 10, 2024

File No. 333-275127

Ladies and Gentlemen:

Clean Energy Technologies, Inc. (the “Company”) hereby responds to the letter, dated June 6, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-3 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 5 to the Company’s Registration Statement on Form S-3 (the “Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental disclosure as requested. The Staff’s comments are enumerated below and followed by the Company’s response to each comment. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

Cover Page

1.	We note that you have included disclosure on your prospectus cover page and elsewhere in your filing that suggests that Shuya continues to be a VIE, such as your disclosure that your PRC Subsidiaries “and the VIE” could be adversely affected by uncertainties with respect to the Chinese legal system. Please revise your disclosure throughout your filing to clarify whether Shuya is still a VIE.

Response: We acknowledge the Staff’s comment and have revised disclosure throughout the Registration Statement to clarify that Shuya is our former VIE.

2.	We note your response to prior comment 1. Please revise your disclosure here and in your risk factor discussion under “The approval or record filing of the CSRC, CAC, or other PRC government authorities may be required in connection with this offering and our future capital raising activities under the PRC laws” to disclose whether the majority of your revenues are derived from your natural gas trading operations in China.

Response: We acknowledge the Staff’s comment and note that we will amend the Registration Statement to include audited financial statements as of and for the year ending December 31, 2024, and such amendment will quantify the approximate percentage of revenues for the year ended December 31, 2024, that were derived by our natural gas trading operations in China.

Prospectus Summary, page 2

3.	We note your disclosure on your prospectus cover page that throughout this prospectus, unless the context requires otherwise, (i) “the Company,” “we,” “us” and “our” refer to Clean Energy Technologies, Inc. on a consolidated basis with its wholly-owned subsidiaries, (ii) “the PRC Subsidiaries” refers specifically to those wholly-owned subsidiaries of yours located in the People’s Republic of China (including Hong Kong) and identified in the corporate structure diagram in the Prospectus Summary, and (iii) “Shuya” or “the VIE” refers specifically to Sichuan Hongzuo Shuya Energy Limited. However, we note that you discuss your business activities under “Company Overview” without referring specifically to your business activities attributable to Shuya. Please revise.

Response: We acknowledge the Staff’s comment and have revised disclosure describing CETY HK in the “Company Overview” to clarify that CETY HK’s operations include “natural gas (‘NG’) trading, operations and sourcing, as well as supplying NG to industries and municipalities, operated through our PRC Subsidiaries and Shuya.”

General

4.	Please provide us with your analysis regarding how the company meets the eligibility requirements to file on Form S-3. It does not appear that the company filed in a timely manner all reports required to be filed in the past 12 months as required by General Instruction I.A.3(b) of Form S-3. We note the company was not timely in filing its annual report on Form 10-K for the fiscal year ended December 31, 2023. We also note your disclosure that on January 1, 2024, and effective on the same date, JHJ, SSET and Xiangyueheng entered into the Agreement on the Termination of the Concerted Action Agreement pursuant to which the parties released each other from any and all obligations under the Concerted Action Agreement. However, we note that the company did not file a current report on Form 8-K to report the execution of this agreement under Item 1.02. As a result, it does not appear that the company has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement as required by General Instruction I.A.3(a) of Form S-3.

Response: We acknowledge the Staff’s comment and respectfully submit that S-3 eligibility should not be affected by late filing occurring after the original filing of the Registration Statement but prior to effectiveness of the Registration Statement. See, e.g., The Corporate Counsel, “Highlights and Pitfalls – Staff Sums Up Impact of 1934 Act Filing Delinquency on Extant Forms S-3 and S-3—Form Eligibility vs. Ongoing Use,” March-April 2007, available at https://www.thecorporatecounsel.net/nonMember/Files/archive/2007_MarApr_TCC.pdf (“Once the issuer files a registration statement, the Staff doesn’t require eligibility to be assessed again at the effective date, so that a 1934 Act delinquency occurring after filing an S-3 but before effectiveness doesn’t per se affect whether the Staff will accelerate effectiveness. E.g., where, after a new S-3 is filed but before it becomes effective, a 10-Q or a non-safe harbor 8-K is filed late, it wouldn’t even be necessary to request an S-3 eligibility waiver.”) (emphasis added). We acknowledge that if the Registration Statement were currently effective, we would be required to evaluate eligibility to use Form S-3 at the time of an update to the Registration Statement pursuant to Section 10(a)(3), and would not then have eligibility as a result of the late filing of our Annual Report on Form 10-K for the year ended December 31, 2023 (the “Prior Year Annual Report”), but because the late filing of the Prior Year Annual Report occurred after S-3 filing but prior to its effectiveness, we do not believe we lost S-3 eligibility with respect to the Registration Statement as a result of the late filing.

In any event, by the time we have filed our Annual Report on Form 10-K for the year ended December 31, 2024, have amended the Registration Statement to include audited financial statements as of and for the year ending December 31, 2024, and have cleared Staff comments on the Registration Statement, we will again have filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the most recent amendment to the Registration Statement (other than a report that is required solely pursuant to Item 1.01, 1.02, 1.04, 1.05, 2.03, 2.04, 2.05, 2.06, 4.02(a) or 5.02(e) of Form 8-K).

Furthermore, regarding the Prior Annual Report, we submitted the approval to file that report to the Company’s filing printer and EDGAR filing agent five minutes before the official EDGAR filing cutoff at 5:30 p.m. ET on April 16, 2024. M2 Compliance, our filing printer, acknowledged receipt and indicated that the processing was being initiated immediately. However, the filing printer was not able to process the filing by the 5:30 p.m. ET cutoff because of iXBRL validation errors that they fixed as quickly as possible but could not resolve for approximately 27 minutes. No changes to the .html proof were made by us after providing authorization to file to M2 Compliance at 5:25 p.m. ET. The Company has expended significant funds and other resources on this Registration Statement, and vitiation of S-3 eligibility as a result of iXBRL technical issues outside the control of the Company would cause significant harm to the Company. In light of these circumstances, we are prepared to request an eligibility waiver from the Office of Chief Counsel if necessary, but again, we do not believe an eligibility waiver is necessary for the reasons previously stated.

Regarding the Agreement on the Termination of the Concerted Action Agreement (the “Termination Agreement”), although we previously filed such agreement as Exhibit 10.19 (and filed the underlying Concerted Action Agreement as Exhibit 10.18) to the Registration Statement amendment filed on May 10, 2024, neither the Concerted Action Agreement, nor the Termination Agreement, were material to us, as both agreements did not affect our ownership/economic interest in Shuya or other business operations in any material way, and our business was not dependent on either agreement to any degree, substantially or otherwise. We therefore do not believe we were required to file a Current Report on Form on 8-K under Item 1.01 regarding entering into the Concerted Action Agreement, nor do we believe that we were required to file a Current Report on Form 8-K regarding entering into the Termination Agreement. We believe that disclosing such agreement in our Annual Report on Form 10-K as a subsequent event was sufficient. We note that even if the Staff disagrees, and we ultimately determine to file a Current Report on Form 8-K regarding entering into either the Concerted Action Agreement or the Termination Agreement, untimely filing of such Current Reports for “Entry into a Material Definitive Agreement” or “Termination of a Material Definitive Agreement” under Items 1.01 or 1.02 does not invalidate Form S-3 eligibility under Instruction I.A.3(b) of such form, which instruction specifically carves out timely filing of Form 8-K’s filed under Items 1.01 and 1.02, such that timely filing of Item 1.01 and Item 1.02 Form 8-K’s is not required for S-3 eligibility. See Instruction I.A.3(b) (“(b) has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the most recent amendment to the Registration Statement (other than a report that is required solely pursuant to Item 1.01, 1.02, 1.04, 1.05, 2.03, 2.04, 2.05, 2.06, 4.02(a) or 5.02(e) of Form 8-K).” (emphasis added).

Exhibits

5.	We note that you have incorporated by reference your amended Form 10-K for the fiscal year ended December 31, 2023 that includes an audit report by Fruci & Associates II, PLLC dated April 17, 2023. Please file a consent from such firm. Refer to Rule 436.

Response: We acknowledge the Staff’s comment and have filed the consent of Fruci & Associates II, PLLC as Exhibit 23.3 to the Registration Statement.

6.	We note your response that PRC counsel’s consent is filed as Exhibit 23.3. We also note that Exhibit 23.3 suggests in the opening paragraph and elsewhere that it constitutes counsel’s opinion. However, it does not appear that any opinion is being provided in Exhibit 23.3. Please obtain a revised consent from PRC counsel that does not suggest that such exhibit includes an opinion of counsel.

Response: We acknowledge the Staff’s comment and will file a revised PRC counsel consent that does not include an opinion of counsel by subsequent amendment to the Registration Statement.

Please contact Lance Brunson of Brunson Chandler & Jones, PLLC, counsel to the Company, at (801) 303-5737, or by email at lance@bcjlaw.com, if you have any questions or if would like additional information with respect to any of the foregoing. Thank you for your assistance and review.

Very truly yours,

/s/ Kambiz Mahdi
Kambiz Mahdi
Chief Executive Officer